We are excited to share that our startup Turant Inc is ready for fundraising and we're accepting reservations for a Community Round for Turant Inc. via WeFunder. What this means is we're gauging the interest of our customers and biggest supporters in becoming investors in the company.

Our mission is to bring in the ~2B+ users who are currently cut out of the digital economy because of inadequate access to authentication and verification.

As such, we've built a highly accurate voice biometrics solution that operates:

1. Without a language dependency
2. No requirements of a smartphone
3. Independent of internet availability

We have been bootstrapping Turant for over 2+ years and now in the exciting phase of unbridled growth.


turant
VOICE VERIFIED 2FA
We're crowdfunding!
Get the deets and invest via Wefunder

We are raising a Community Round on WeFunder to allow friends and family to participate in this journey with us, and benefit from our success. The great thing about WeFunder is that it allows anyone – whether they're an accredited investor or not – to become an angel investor in our company. You can read more about Turant, the terms of the offering, and reserve a spot to be an investor here: www.wefunder.com/turant.inc

Disclaimer:

Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.
***Some necessary "testing the waters" disclosures:*
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through WeFunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.